Exhibit 4.1.3

Corporate Headquarters
PO Box 1791
Wellington
New Zealand
Phone: 0-4-494 4000
Fax: 0-4-494 4504

1 January 2004

Sir John Anderson

c/o NBNZ House

1 Victoria Street

WELLINGTON

Dear Sir John

I am pleased to advise you formally of your appointment to the position of Chief Executive Officer, The National Bank of New Zealand Limited.  It is intended that you become Chief Executive Officer of our combined banks in New Zealand on amalgamation – your appointment to that position will be subject to the approval of the Reserve Bank of New Zealand.

This letter sets out the terms of your employment, and constitutes your employment agreement with The National Bank of New Zealand Limited (the “National Bank”).  This employment agreement varies and replaces all existing agreements, arrangements, or understandings between you and the National Bank.  (References to the National Bank include any corporation related to the National Bank under the Companies Act 1993.)

1.                           Position, Reporting Arrangements and Location

Your position is Chief Executive Officer, The National Bank of New Zealand Limited, reporting to the Chief Executive Officer and Chief Operating Officer of Australia and New Zealand Banking Group Limited, who are Directors of the Board of the National Bank, and to the Chairman of the National Bank of New Zealand Limited.  Your position is currently located at NBNZ House, 1 Victoria Street, Wellington.

ANZ may, at its discretion, change your position, reporting arrangements, duties and location on giving you reasonable notice, following consultation with you, and taking into account career considerations and personal circumstances.  You may be required to undertake reasonable travel within New Zealand and offshore to carry out the responsibilities of your position.

2.                           Term of Employment

This employment agreement, and your obligations under it, will commence on 1 December 2003 and will end on 30 September 2005, unless earlier terminated in accordance with clause 12.

The term of this employment agreement has been selected to enable you to fulfil the medium-term objectives of the above position.  You should not have any necessary expectation of ongoing employment with the National Bank in this role beyond the expiry of this employment agreement, although it is acknowledged that, depending upon the fulfilment of objectives within the term of this employment agreement, a further separate rolling term of one year may be agreed.  The National Bank will discuss the prospect of any additional term with you at an appropriate time during the term of this employment agreement.

3.                           Remuneration

The details of your remuneration are set out in Schedule 1.  Schedule 1 forms part of this employment agreement.

4.                           Leave

4.1                     Annual Leave

You will receive 4 weeks’ contracted hours paid annual leave for each completed year of paid service with the National Bank.  You are required to take your full annual leave entitlement of 4 weeks over the course of each National Bank financial year, 2 weeks of which must be taken consecutively.

At the end of each National Bank financial year, the National Bank will deem you to have taken your full 4 weeks’ annual leave.  Accordingly, there will be no positive accrual of this leave and your annual leave balance at the commencement of each financial year will never be more than your balance at the commencement of the previous year, or zero whichever is greater.

You are also entitled to long service leave in accordance with the National Bank’s policy.

4.2                     Sick Leave

You may take sick leave in accordance with standard arrangements applicable to National Bank employees in New Zealand.  The National Bank reserves the right to place limits on the amount of sick leave available to you.  You are not entitled to any payment for unused sick leave when your employment with the National Bank ends.

5.                           Ownership of Intellectual Property and Trade Secrets

All inventions, discoveries, computer software processes and improvements made by you during your employment with the National Bank remain the property of the National Bank.

By signing this employment agreement, you:

•             assign to the National Bank all proprietary rights including all ownership rights and copyright and the exclusive right to develop, make, use, sell, license or otherwise benefit from any inventions, discoveries, processes and improvements, made by you within the scope of your employment with the National Bank; and

•             agree to execute any further document that is necessary or desirable to give full effect to your obligations under this clause 5.

6.                              Values and Ethical Standards

The National Bank expects you to actively ensure that its guiding values are an integral part of the way that you, and those who report to you, carry out duties within the National Bank.

The National Bank expects you to further its objectives and reputation and faithfully and diligently to perform your duties, exercise your powers, and manage with integrity and respect all matters concerning National Bank employees and customers.

The National Bank also has certain ethical standards that you are required to maintain.  In particular, you must not in any way, either directly or indirectly, be or become engaged, concerned or interested in any business whether as principal, partner, director, agent, promoter or beneficiary except that of the National Bank.  This requirement may be waived at the National Bank’s discretion by a written consent signed by the Chairman of the Board.

7.                           Conduct

You must at all times act honestly and in a manner that is consistent with the status of your position with the National Bank.  You indemnify the National Bank against any loss or damage it suffers as a result of any dishonest act by you, or any wilful misconduct in carrying out your duties.

8.                           Policies and Procedures, Performance Management Plans

8.1                     Policies and Procedures

The National Bank has policies and procedures that apply to your employment.  These policies and procedures may be amended by the National Bank from time to time.  They are not incorporated into or included in your contract of employment with the National Bank, including this employment agreement.

8.2                     Performance Management Plans

Performance management plans and key performance indicators will be developed in consultation with you and may be reviewed and varied during the performance period.

9.                              Confidential Information

You must not disclose or use in any manner (except in the proper course of your employment, by compulsion of law, or on the written direction of an authorised officer of the National Bank or its auditors) any information about the National Bank, its customers or its affairs which you acquire during your employment with the National Bank, unless the information is already legitimately in the public domain.  This obligation extends after your employment with the National Bank ends.

You must also return to the National Bank on request or immediately your employment with the National Bank ends:

•             all books, papers, documents and other property which belong or relate to the National Bank, its customers or its affairs, and any copies of such documents; and

•             any vehicle, computer hardware or software, key, security pass or other property that belongs to the National Bank.

10.                    Restraint

You must not at any time, either during your employment with the National Bank or for 12 months after your employment with the National Bank ends (or for such lesser time as a court may deem reasonable), either on your own account or for or jointly with any other person solicit, interfere with or attempt to entice away from the National Bank any person who, at any time within the period of 12 months before the date your employment with the National Bank ends, was a customer or employee of, or in the habit of dealing with, the National Bank and whom you had direct or indirect contact with, or dealings with or knowledge of, for the purpose of your employment.

Except with the written consent of the Chairman of the Board, you must not for the period of 6 months after your employment with the National Bank ends whether by yourself, or as a consultant to or as a partner, agent, trust, employee, shareholder, member or director, be directly or indirectly interested, engaged or concerned in, or assist financially or in any other way, any financial institution in New Zealand or Australia.

Consideration for the restraint is included in your Total Employment Cost (TEC) - refer Schedule 1.

11.                    Disciplinary Action

If you fail to comply with the provisions of your employment agreement or any other National Bank performance requirements, the National Bank may take disciplinary action, which may include termination of your employment with the National Bank (see clause 12).  The National Bank may suspend you from employment (with or without pay) during any investigation into any disciplinary matter.

12.                    Termination of Employment

12.1              Termination Entitlements

Your termination entitlements will depend upon the circumstances of the termination and are set out in this clause 12 and in Schedule 1.  These will be the only entitlements paid to you upon the termination of your employment with the National Bank.

12.2              Resignation

You may terminate your employment for any reason by giving the National Bank 12 months’ written notice.  You and the National Bank may agree on a lesser period of notice, or the National Bank may in its discretion waive the notice period or any part of it.  If the National Bank waives the notice period or any part of it, entitlements on termination will not include any payment in respect of the waived period.

If, however, the National Bank elects not to waive the notice period, the National Bank may, during the notice period or any part of it, direct you not to perform all or part of the duties of your position, to cease communication with customers, suppliers, employees and contractors of the National Bank and/or not to attend your principal place of work.

12.3              Termination by National Bank

(a)                       Termination on Notice

The National Bank may terminate your employment for any reason (other than (b) or (c) below) by giving you written notice equal to the unexpired term of this employment agreement.  The National Bank may elect to pay you in lieu of giving you all or part of the notice period based on your salary.  Alternatively, the National Bank may, during the notice period or any part of it, direct you not to perform all or part of the duties of your position, to cease communication with customers, suppliers, employees and contractors of the National Bank and/or not to attend your principal place of work.

(b)                       Retrenchment

If the National Bank terminates your employment because no suitable position exists for you, you will be entitled to a severance payment equal to 6 months’ salary or an amount calculated as follows, whichever is the greater:

1)              7 weeks’ salary for your first year of service;

2)              Plus 4 weeks’ salary for each year for your second to tenth consecutive years of continuous service;

3)              Plus 3 weeks’ salary for each year for your eleventh to twentieth consecutive years of continuous service;

4)              Plus 2 weeks’ salary for each subsequent consecutive year of continuous service to a maximum of 35 years including the first;

5)              Plus a pro-rata payment for each completed month of service in your final part year of service, up to and including your 35th year of service.

If a severance payment is made to you under this clause 12.3(b), you will not be entitled to notice or payment in lieu of notice under clause 12.3(a) above.

You will also be entitled to an additional sum calculated in accordance with the National Bank’s policy for the payment of gratuities to retiring executives.

(c)                        Serious Misconduct

The National Bank may terminate your employment at any time, without notice, because of your serious misconduct, serious neglect of duty, or serious breach of any of the terms of this employment agreement.  In such circumstances, you will only be entitled to payment of TEC up to the date of termination.

13.                    Variations to Conditions of Employment

Variations to your employment agreement may be necessary for the fair, efficient and effective administration of the National Bank’s business. Accordingly, this employment agreement may be varied by agreement from time to time. Your consent to such variation must not be unreasonably withheld. If your consent is unreasonably withheld, the National Bank may give you one month’s written notice that such variation will take effect.

14.                    Relevant law

This employment agreement takes effect under, is governed by and is to be interpreted according to, the law of New Zealand.

15.                    Employment Relationship Problem Resolution Procedure

In line with the Employment Relations Act 2000, a plain language explanation of the process to be used is attached as Schedule 2 to this employment agreement.

*     *     *     *     *

I look forward to your continuing contribution to the opportunities and challenges facing the National Bank.

A copy of this employment agreement is enclosed for your records.  Please sign and return the original of this letter to confirm your acceptance of its terms.

Yours sincerely

Sir Wilson Whineray	John McFarlane
Chairman	Chief Executive Officer
The National Bank of New	Australia and New Zealand
Zealand Limited	Banking Group Limited

SCHEDULE 1

REMUNERATION ENTITLEMENTS, INCLUDING PAYMENTS
ON TERMINATION

Name:	Sir John Anderson
Title:	Chief Executive Officer, The National Bank of New Zealand Limited
Location:	Wellington
Reporting To:	Chief Executive Officer and Chief Operating Officer of Australia and New Zealand Banking Group Limited, and the Board of the National Bank
Schedule Issued:	5 December 2003	Effective Date:	1 December 2003

This Schedule forms part of your employment agreement.

Your remuneration will be a combination of salary, superannuation and benefits as agreed between you and the National Bank from time to time using the Total Employment Cost (TEC) methodology of Australia and New Zealand Banking Group Limited.

1                               Total Target Reward

Your Total Target Reward (TTR) is a combination of Fixed Reward – TEC (two-thirds of TTR) plus a short-term incentive (one-third of TTR).  Your annualised TTR is NZD1,500,000 gross.

1.1                     Fixed Reward - TEC

Your TEC package on commencement of work in your new position is NZD1,000,000 gross per annum, and is inclusive of the National Bank’s (employer) contributions to The National Bank Staff Superannuation Fund.

1.2                     Short-Term Incentive

A target cash bonus of NZD500,000 gross per annum is payable during this employment agreement, at a target of NZD250,000 each six months (i.e. for the periods ending March and September 2004 and 2005).  This is subject to the National Bank’s business performance and your individual performance.

1.3                     Zero-Priced Share Options

During this employment agreement, you will be granted zero-priced share options, under the ANZ Share Option Plan, to the value of NZD500,000 annually, which will be granted in two tranches per annum (i.e. for the periods ending March and September 2004 and 2005).  Subject to clause 3 of this Schedule 1 below, the share options may be exercised at any time during your employment with the National Bank, and within six months of the termination of your employment with the National Bank.

2                               Superannuation

You will remain a member of The National Bank Staff Superannuation Fund.  Contributions made to that Fund are based on your salary.

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3                               Entitlements upon Termination of Employment

Upon termination of employment, you will be entitled to payment for accrued and unused annual leave in accordance with the standard arrangements applicable to all employees of the National Bank.  Payments will be on the basis of your salary.

In addition to any notice or payment under clause 12 of your employment agreement, you will have the following entitlements on the termination of your employment with the National Bank:

•                                On resignation (see clause 12.2),
you will not be entitled to:

•                  exercise any share options granted to you under this employment agreement that have not been exercised as at the date your employment with the National Bank ends.

•                                On termination for serious misconduct (see clause 12.3(c)), you will not be entitled to:

•                  exercise any share options granted to you under this employment agreement that have not been exercised as at the date your employment with the National Bank ends.

•                                On termination on notice (see clause 12.3(a)),

you will be entitled to:

•                  exercise any share options granted to you under this employment agreement, in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

•                                On termination by the effluxion of time (see clause 2),
you will be entitled to:

•             any bonus payable as at the date of termination;

•             exercise any share options granted to you under this employment agreement, in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

•                                On retrenchment (see clause 12.3(b)),

you will be entitled to:

•                  exercise any share options granted to you under this employment agreement in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

•                                On total and permanent disablement or death,
you, or your estate, will be entitled to:

•             any bonus prorated to the date of termination;

•             exercise any share options granted to you under this employment agreement in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

4                               Definitions

For the purposes of this employment agreement:

•                                total and permanent disablement means:

(a)                       in circumstances where you are a member of The National Bank Staff Superannuation Fund (the “Fund”) or a National Bank-sponsored staff superannuation scheme, total and permanent disablement as determined by the trustee of the Fund or scheme;

(b)                      in circumstances where you are not a member of The National Bank Staff Superannuation Fund or a National Bank-sponsored staff superannuation scheme, total and permanent disablement as determined by the National Bank after receipt of reports by two qualified medical practitioners approved by the National Bank.

•                                salary means Total Employment Cost minus the National Bank’s (employer) contributions to The National Bank Staff Superannuation Fund.

SCHEDULE 2

Employment Relationship Problem Resolution Procedure

The Employment Relations Act 2000 provides a process to assist in resolving any employment relationship problem that arises.

An employment relationship problem includes:

1.               any personal grievance as defined in section 103 of the Employment Relations Act 2000 (i.e., unjustified dismissal, unjustifiable action leading to disadvantage, discrimination, sexual harassment, racial harassment, or duress in relation to union membership);

2.               any dispute over the interpretation, application, or operation of this employment agreement; or

3.               any other problem relating to or arising out of the employment relationship.

It does not include any problem with the fixing of new terms and conditions of employment.

This procedure focuses on resolving employment relationship problems quickly and effectively, and in a way that is consistent with your and the National Bank’s legal rights and obligations under the Employment Relations Act 2000.  Both you and the National Bank must try and resolve your problems in good faith.

The steps to be followed are:

Step 1 – Raising the Problem with the National Bank

In order to address employment relationship problems as fairly and efficiently as possible, you must raise a problem as soon as it occurs or you become aware of it occurring.  You can involve a representative at any stage of this process and you are encouraged to do so.

If you have been dismissed, you may request that the National Bank provide you with a written statement of the reasons for your dismissal.  This request should be made in writing and must be made within 60 days of your dismissal.  The National Bank will respond to you within 14 days from the time they receive your request.  If you do not make your request within 60 days, the National Bank is not required to respond.

You must raise a personal grievance with the National Bank within 90 days of the grievance occurring or you become aware of the grievance unless there are exceptional circumstances.  You need to take reasonable steps to make the National Bank aware that you have a grievance that you want addressed.    For example, you could advise your Manager in writing that you have a personal grievance, and what it is about.

Step 2 – Meeting to Hear the National Bank’s Response and Discuss the Problem

You and the National Bank will meet as soon as practical for the National Bank to respond to your grievance, and to discuss the problem.  If you have a representative, they can be at this meeting as well.

If you and the National Bank cannot resolve the personal grievance or problem at this stage, you can proceed to Mediation.

Step 3 - Mediation

The Department of Labour provides a mediation service that assists in resolving personal grievances and other employment relationship problems.  If you proceed to mediation, there are a number of possible outcomes:

(a)          You and the National Bank reach an agreement or settlement with the assistance of the mediator.  In this instance, the mediator would sign the agreed terms of settlement so that they are final and binding on both you and the National Bank.

(b)         You and the National Bank agree to give the mediator power to make a decision.  The decision would be final and binding on both you and the National Bank.

(c)          You and the National Bank cannot agree, and one or both parties are not prepared to give the mediator power to make a final and binding decision.   In this situation, you can escalate your personal grievance or problem to the Employment Relations Authority.

Step 4 – Refer the Problem to the Employment Relations Authority

If you and the National Bank cannot resolve your grievance or problem in mediation, you can refer it to the Employment Relations Authority.

A member of the Authority will investigate your case and make a decision about it.  There is no formal process as to how the member will make the decision, and the decision is final and binding.  It can be appealed to the Employment Court in certain circumstances.

If you consider you are being unlawfully discriminated against; or if you are being sexually or racially harassed and you do not want to raise the matter with the National Bank directly, you can ring the Human Rights Commission on 0800 496 877 or the Race Relations Office.  They can assist you with free, confidential advice.  They also provide mediation and investigation services free of charge.

ACCEPTANCE

I, Sir John Anderson, have read and understood and agree to the terms of employment set out in this employment agreement (including the Schedules) and in doing so acknowledge that I have no entitlement to redundancy compensation from The National Bank of New Zealand Limited and agree that this acknowledgment and waiver constitutes a promise in favour of The National Bank of New Zealand Limited, and it may rely on it accordingly.

Name:

Signature:	Date:
/S/ Sir J. Anderson
Dated: 11/12/03

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